Exhibit 99.1

Last of 12,400 Participants Completes Final Visit in BiondVax’s M-001 Universal Flu Vaccine Pivotal Phase 3 Clinical Trial

Jerusalem, Israel – July 1, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) today announced that all participants in the placebo-controlled, blinded, pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 universal influenza vaccine candidate have now completed their site visits. In total, over 12,400 volunteers aged 50+ (with half aged 65+) were enrolled in the trial over the past two flu seasons in 83 sites across seven European countries. The purpose of the study is to assess M-001’s ability as a standalone non-adjuvanted vaccine to provide clinical protection from circulating influenza strains as measured by reduction of influenza illness rate (as a primary endpoint) and severity (as a secondary endpoint), as well as to assess M-001’s safety.

Seasonal influenza annually infects approximately 10-20% of the world’s population1 resulting in up to about five million cases of severe illness and 650,000 deaths.2 In addition, pandemic influenza, such as the H1N1 Swine Flu pandemic of 2009, is a constant global threat. However, current influenza vaccines, which target frequently mutating parts of the flu virus and therefore must be updated annually in the hope they will match the next flu season’s circulating strains, achieve on average only about 40% vaccine effectiveness in the general population3 and as low as 12% in older adults.4

BiondVax’s M-001 is a single recombinant protein of highly conserved influenza epitopes. Consequently:

●	M-001 does not need to be updated and therefore can be manufactured and distributed year-round.

●	M-001 is designed to provide protection to both existing and future seasonal A and B strains, as well as emerging pandemic strains.

Dr. Tamar Ben-Yedida, BiondVax’s Chief Scientist, commented, “We are pleased that despite the ongoing COVID-19 pandemic, and the challenge of conducting the trial across 83 sites and seven countries, thanks to all the people involved – including the CRO, investigators, and thousands of participants – we have maintained the planned timelines of our pivotal Phase 3 trial. In light of the ongoing COVID-19 pandemic, the need for improved influenza vaccines has arguably never been clearer. To better protect lives and economies, influenza vaccines must be more effective in reducing illness rates and severity. Needless to say, we are eagerly anticipating results of our trial by the end of this year.”

Participants in the trial’s second cohort were enrolled prior to the 2019/20 flu season and monitored for influenza-like illness (ILI) symptoms throughout the flu season. Swabs samples were collected from those participants with ILI, and influenza confirmation is currently being conducted by a qualified laboratory. Analysis will continue in the coming months, and results are expected by the end of 2020.

[1]	https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5596521/
[2]	https://www.who.int/en/news-room/fact-sheets/detail/influenza-(seasonal)
[3]	https://www.cdc.gov/flu/vaccines-work/effectiveness-studies.htm
[4]	https://www.cdc.gov/flu/vaccines-work/2018-2019.html

As part of this Phase 3 study, cell-mediated immunogenicity markers of M-001 will be evaluated in a subset of participants. The recently completed clinical study report (CSR) of a U.S. National Institute of Allergy and Infectious Diseases (NIAID) supported Phase 2 clinical trial of M-001 concluded that, “M-001 induced significant polyfunctional T cell responses.”

In addition to the ongoing pivotal, clinical efficacy, Phase 3 trial, equipment installation and manufacturing process scale-up in BiondVax’s pilot facility in Jerusalem are in progress. The facility has planned annual capacity of up to between 10 and 20 million doses in bulk.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of seven completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, including a risk of delay in the availability of the top line results from our pivotal clinical efficacy Phase 3 trial for M-001, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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